 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Director/PDMR shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

March 31, 2021

Royal Dutch Shell plc (the "Company") has been notified that following the payment of the interim dividend on March 29, 2021 in respect of the fourth quarter of 2020, the following Persons Discharging Managerial Responsibilities ("PDMRs") acquired notional dividend shares under the Long-term Incentive Plan ("LTIP"), as set out below. Details of the LTIP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F ended December 31, 2020 (www.shell.com/annualreport).

PDMR	Date Acquired	Share Type	Number of notional dividend shares acquired	Price per Share
Ben van Beurden	29 March 2021	RDSA	3,551.52	EUR 17.07
Jessica Uhl	29 March 2021	RDS.A	982.89	USD 40.52
Harry Brekelmans	29 March 2021	RDSA	988.95	EUR 17.07
Ronan Cassidy	29 March 2021	RDSB	900.11	GBP 13.74
Donny Ching	29 March 2021	RDSA	737.22	EUR 17.07
Wael Sawan	29 March 2021	RDSA	1,045.58	EUR 17.07
Huibert Vigeveno	29 March 2021	RDSA	687.85	EUR 17.07
Maarten Wetselaar	29 March 2021	RDSA	988.95	EUR 17.07

The Notification of Dealing Form for each PDMR can be found below.

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ben
Last Name(s)	van Beurden
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Acquisition of notional dividend shares under the LTIP
Currency	EUR
Price	17.07
Volume	3,551.52
Total	60,624.45
Aggregated information Volume Price Total	3,551.52 17.07 60,624.45
Date of transaction	29/03/2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Jessica
Last Name(s)	Uhl
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A American Depository Shares (RDS.A)
Identification Code	US7802592060
Nature of the transaction	Acquisition of notional dividend shares under the LTIP
Currency	USD
Price	40.52
Volume	982.89
Total	39,826.70
Aggregated information Volume Price Total	982.89 40.52 39,826.70
Date of transaction	29/03/2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Harry
Last Name(s)	Brekelmans
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Acquisition of notional dividend shares under the LTIP
Currency	EUR
Price	17.07
Volume	988.95
Total	16,881.38
Aggregated information Volume Price Total	988.95 17.07 16,881.38
Date of transaction	29/03/2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ronan
Last Name(s)	Cassidy
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Acquisition of notional dividend shares under the LTIP
Currency	GBP
Price	13.74
Volume	900.11
Total	12,367.51
Aggregated information Volume Price Total	900.11 13.74 12,367.51
Date of transaction	29/03/2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Donny
Last Name(s)	Ching
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Acquisition of notional dividend shares under the LTIP
Currency	EUR
Price	17.07
Volume	737.22
Total	12,584.35
Aggregated information Volume Price Total	737.22 17.07 12,584.35
Date of transaction	29/03/2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Upstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Acquisition of notional dividend shares under the LTIP
Currency	EUR
Price	17.07
Volume	1,045.58
Total	17,848.05
Aggregated information Volume Price Total	1,045.58 17.07 17,848.05
Date of transaction	29/03/2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Acquisition of notional dividend shares under the LTIP
Currency	EUR
Price	17.07
Volume	687.85
Total	11,741.60
Aggregated information Volume Price Total	687.85 17.07 11,741.60
Date of transaction	29/03/2021
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Maarten
Last Name(s)	Wetselaar
2. Reason for the notification
Position/status	Integrated Gas and New Energies Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Acquisition of notional dividend shares under the LTIP
Currency	EUR
Price	17.07
Volume	988.95
Total	16,881.38
Aggregated information Volume Price Total	988.95 17.07 16,881.38
Date of transaction	29/03/2021
Place of transaction	Outside a trading venue

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: March 31, 2021	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary